Poppy Bagels

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	11,065.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Uncategorized Asset	0.00
Square Tips	64.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**64.00**
Net cash provided by operating activities	**$11,129.57**
FINANCING ACTIVITIES	
Owner's Investment	17,119.73
Net cash provided by financing activities	**$17,119.73**
NET CASH INCREASE FOR PERIOD	$28,249.30
CASH AT END OF PERIOD	$28,249.30